FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the announcement of first quarter 2010 financial results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on May 11, 2010.

JA Solar Announces First Quarter 2010 Results
Record Shipments of 272MW

Shanghai, May 11, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced financial results for its first quarter 2010, ended March 31, 2010.

Highlights:

-- Q1 shipments of 272MW, above the company’s revised guidance of 265MW, representing an increase of 17.7% sequentially
-- Q1 gross margin of 22.9%, up from 20.5% in Q4 and above the company’s guidance of 20%
-- Q1 operating income of $51.7 million and operating margin of 18.5%
-- Net income of $38.4 million and GAAP EPS of $0.24 per fully diluted ADS
-- Strong balance sheet with a cash balance of $282 million and no short term loan
-- Conversion efficiency reached 19.1% for JA Solar’s new selective emitter cell technology
-- Began volume shipment at the company’s wafer and module facility

“We are pleased with our strong first quarter results, which saw the highest shipments in our company’s history and exceeded our previous guidance in shipment and gross margin,” said Dr. Peng Fang, CEO of JA Solar.  “We saw extremely strong customer orders during the first quarter of 2010, with robust demand from all major solar markets, as well as growth from the emerging markets.  We are seeing even stronger demand in the second quarter, reflecting JA’s strong market position, technology, quality, and value proposition.  We are taking this opportunity to develop stronger relationships with our existing customers, and cultivate partnerships with new strategic customers.  Based on current customer orders, we expect the strong market environment to continue through the end of 2010,” he said.

“During the quarter, we continue to win new customers and capture market share, with several new international customers that started delivery in the first quarter.  We also made substantial progress in our R&D efforts, achieving 19.1% conversion efficiency for our new selective emitter architecture solar cell.  We are seeing strong interest from our customers for this new technology, and expect volume shipment in second half of this year.  In response to strong market demand and customer requests, we are increasing our manufacturing capacity to support our customers’ growth,” continued Dr. Fang.

First Quarter 2010 Financial Results

Total shipments in the first quarter of 2010 were a record 272MW, compared with fourth quarter 2009 shipments of 231MW, representing sequential growth of 17.7 percent.   Tolling business was 26 percent of total shipments.  Shipments to international customers expanded substantially during the quarter, representing 36 percent of total shipments and increased 700bps from the previous quarter.

Revenue in the first quarter of 2010 was RMB 1.9 billion ($279.2 million), an increase of 17.1 percent from RMB 1.6 billion ($238.4 million) reported in the fourth quarter of 2009.  Gross margin was 22.9 percent in the first quarter of 2010, compared with 20.5 percent in the fourth quarter of 2009, reflecting a high utilization rate and continuous manufacturing process improvement and cost control efforts.

Operating income in the first quarter of 2010 was RMB 352.9 million ($51.7 million), compared with RMB 245.5 million ($36.0 million) in the fourth quarter of 2009. Operating margin was 18.5 percent in the first quarter of 2010, compared with 15.1 percent in the fourth quarter.  Our GAAP earnings per diluted ADS in the first quarter were RMB 1.61 ($0.24), compared with RMB 0.84 ($0.12) in the fourth quarter of 2009.

JA Solar recorded the following significant non-cash items in its first quarter 2010 financial results:

-	Stock-based compensation charge of RMB 16.7 million ($2.4 million)
-	Depreciation expense of RMB 57.6 million ($8.4 million)
-	Gain in change in fair value of derivative related to convertible bond of RMB 1.9 million ($0.3 million)
-	Interest expense related to a convertible bond including impact of adoption of new accounting rule of RMB 23.8 million ($3.5 million)

These non-cash items totaled RMB 96.2 million ($14.0 million) and had RMB 0.59 ($0.09) impact to diluted earnings per share.

During the first quarter of 2010, JA Solar adopted new accounting rule, ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.  The impact of adopting ASU 2009-15 is shown in the table below.

Financial Position and Liquidity

In the first quarter of 2010, the company generated an operating cash flow of RMB 426.4 million ($62.5 million) and incurred capital expenditures of RMB 332.3 million ($48.7 million).

The company continues to maintain a strong balance sheet with cash and cash equivalents of RMB 1.9 billion ($281.6 million), and total working capital of RMB 3.2 billion ($464.7 million) at March 31, 2010.  Average receivable turns were 19 days and the average inventory turn was 33 days.  The company has no short term loans and total long term bank borrowings were RMB 680 million ($99.6 million). The face value of the convertible bonds, due 2013, outstanding was RMB 1.6 billion ($228.2 million) at March 31, 2010.

Outlook

Based on robust customer demand for JA Solar’s products, the company is raising its outlook for the full year of 2010.  The company currently expects shipments to exceed 1GW for 2010, compared with prior guidance of 900MW.  Shipments in the second quarter of 2010 are expected to be approximately 275MW.

Manufacturing Capacity Update

To meet customer order requirements, the company expects to achieve actual solar cell production capacity, which is higher than the nameplate capacity previously reported, of 1.5GW by end of 2010.  Module capacity is expected to reach 500MW, and wafer capacity is expected to reach 300MW by the end of year 2010.  The revised capital expenditure for the full year is expected to be in the range of $220 million to $250 million, compared with prior guidance of $130 million.  JA Solar expects to fund the capacity expansion through its existing cash balance, operating cash flow, as well as credit facilities provided by banks in China.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, May 11, 2010 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.543.6407 (U.S.) or 1.617.213.8898 (international). The passcode is JA Solar.  A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888-286-8010 (U.S.) or 1. 617-801-6888 (international). The passcode for the replay is 83621898.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2010, which was RMB 6.8258 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications
alexis@stapleton.com/deb@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	Mar. 31, 2009	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2010
	RMB'000	RMB'000	RMB'000	USD'000
	(Adjusted) (a)	(Adjusted) (a)
Net revenues	231,684	1,627,527	1,905,503	279,162
Cost of sales	(374,424)	(1,293,753)	(1,468,293)	(215,109)
Gross profit	(142,740)	333,774	437,210	64,053
Selling, general and administrative expenses	(39,466)	(79,296)	(76,454)	(11,201)
Research and development expenses	(10,937)	(9,027)	(7,817)	(1,145)
Total operating expenses	(50,403)	(88,323)	(84,271)	(12,346)
Income/(loss) from operations	(193,143)	245,451	352,939	51,707
Interest expense	(62,372)	(48,603)	(49,049)	(7,186)
Change in fair value of derivatives	33,318	(49,692)	1,892	277
Gain/(loss) on buyback of convertible bond	10,281	(9,468)	0	0
Other income/(expenses)	(8,491)	13,991	(332)	(48)
Income before income taxes	(220,407)	151,679	305,450	44,750
Income tax benefit/(expenses)	19,419	(15,810)	(43,342)	(6,350)
Net income	(200,988)	135,869	262,108	38,400

Net income/(loss) per share:
Basic	(1.25)	0.84	1.61	0.24
Diluted	(1.25)	0.84	1.61	0.24

Weighted average number of shares outstanding:
Basic	161,419,260	161,979,819	162,473,396	162,473,396
Diluted	161,419,260	162,272,950	162,878,172	162,878,172

(a)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance when the Company completed its offering of senior convertible notes in May 2008, the line items of Interest expense, Gain/(loss) on buyback of convertible bond, Other income, Income before income taxes, Net income and Net income/(loss) per share in the condensed consolidated statements of operations for the three months ended March 31, 2009 and December 31, 2009 have been revised.

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec 31,	Mar 31,
	2009	2010	2010
	RMB'000 (Adjusted) (b)	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	1,867,248	1,922,288	281,621
Restricted cash	43,612	72,609	10,637
Accounts receivable	339,524	400,230	58,635
Inventories	641,140	533,885	78,216
Advances to suppliers	423,283	461,263	67,576
Other current assets	346,488	448,990	65,778
Total current assets	3,661,295	3,839,265	562,463
Property and equipment, net	1,724,442	1,978,038	289,789
Advances to suppliers	1,835,421	1,762,518	258,214
Derivative asset	10,521	7,371	1,080
Deferred issuance cost	143,243	136,710	20,029
Other long term assets	87,248	111,883	16,391
Total assets	7,462,170	7,835,785	1,147,966
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	10,000	-	-
Accounts payable	367,863	360,215	52,773
Accrued and other liabilities	251,365	306,869	44,957
Total current liabilities	629,228	667,084	97,730
Convertible Bond	1,171,438	1,194,113	174,941
Embedded derivatives	136,632	131,591	19,278
Long-term bank borrowings	680,000	680,000	99,622
Other long term liabilities	22,314	42,809	6,272
Total liabilities	2,639,612	2,715,597	397,843
Commitment and Contingencies
Shareholders’ equity	4,822,558	5,120,188	750,123
Total liabilities and shareholders’ equity	7,462,170	7,835,785	1,147,966

(b)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance when the Company completed its offering of senior convertible notes in May 2008, the line items of Deferred issuance cost and Shareholders’ equity in the condensed consolidated balance sheet as at December 31, 2009 have been revised.  Pursuant to the rule, provision of RMB 469.0 million ($ 68.7 million) was made for loaned shares when default is probable.  As a result of the above and adjusted for the effect of buy back of Notes to the deferred issuance costs balance, we retrospectively reduced our opening retained earnings balance as of January 1, 2010 by RMB592.6 million ($86.8 million), and increased our deferred issuance cost by RMB 102.5 million ($15.0 million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: May 13, 2010